EXHIBIT 11
ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months ended		For the six months ended
	February 28,		February 28,
	2007	2006	2007	2006
Net income	$7,704	$2,667	$6,733	$3,820
Weighted average shares outstanding	7,372	7,365	7,372	7,367

Basic earnings per share	$1.05	$0.36	$0.91	$0.52

(Net income divided by shares outstanding)
Dilutive securities (options outstanding)	13	10	14	10
Weighted average shares, diluted	7,388	7,375	7,390	7,377

Fully diluted earnings per share	$1.04	$0.36	$0.91	$0.52

(Net income divided by diluted shares)